January 31, 2023

VIA EDGAR

Larry Spirgel, Office Chief

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-1, as amended

Filed January 26, 2023

File No. 333-268799

Dear Mr. Spirgel and Ms. Krebs:

Rubicon Technologies, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-268799), be accelerated and that it be declared effective on February 1, 2023 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613.

Very truly yours,

RUBICON TECHNOLOGIES, INC.

By:	/s/ Jevan Anderson
	Name:	Jevan Anderson
	Title:	Chief Financial Officer

cc:	Phil Rodoni
Chief Executive Officer
Rubicon Technologies, Inc.

cc:	Evan D’Amico
Gibson, Dunn & Crutcher LLP